Exhibit 99.1

16 December 2003

Director’s Interests

As described in the Listing Particulars sent to shareholders on 17 February 2003, as part of the separation from Six Continents PLC the Company agreed to provide shares to meet subsisting entitlements under the Six Continents Special Deferred Incentive Plan (the “SDIP”) in respect of Tim Clarke.

Accordingly, 62,155 shares have been transferred today to Tim Clarke, Chief Executive, from the Mitchells & Butlers Employee Benefit Trust to meet his entitlement under the SDIP for 2001/02. These shares have been transferred net of tax and NI liabilities.

This award brings Mr Clarke’s shareholding in Mitchells & Butlers plc to 341,858 shares.

Following this award, the Mitchells & Butlers Employee Benefit Trust is interested in 800,000 Mitchells & Butlers shares. The executive directors of the Company, Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah, are technically deemed to be interested in these shares as potential beneficiaries under the Trust.

M J N Bridge
Deputy Secretary